March 12, 2020

Dong Hu
Chief Executive Officer
Ebang International Holdings Inc.
26-27F, Building 3
Xinbei Qianjiang International Building
Qianjiang Economic and Technological Development Zone
Yuhang District, Hangzhou, Zhejiang
People's Republic of China

       Re: Ebang International Holdings Inc.
           Draft Registration Statement on Form F-1
           Submitted February 14, 2020
           CIK No. 0001799290

Dear Mr. Hu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted February 14, 2020

Prospectus Summary, page 2

1. Please briefly describe the trends related to Bitcoin price drop, market demand of your machines and retail prices of those machines that began in 2018, as mentioned on page
       13 and the impact on your business. Please also disclose whether those trends have continued to date.
 Dong Hu
FirstName LastNameDong HuInc.
Ebang International Holdings
Comapany2020
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Implications of Being an Emerging Growth Company, page 4

2. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Capitalization Table, page 62

3. We note from the notes to the financial statements that as of September 30, 2019 you had
         $14.9 million of related party debt due during 2022. In light of the fact that these are long term debt arrangements, please revise your Capitalization table to include these obligations. You should also consider including subsequently issued debt in the "as adjusted" column of your Capitalizaiton table.
Enforceability of Civil Liabilities, page 65

4. We note your disclosure on page 48 and in this section that you have been advised by your counsel with respect to Peoples Republic of China law matters and your disclosure in this section that you have been advised by your counsel with respect to Cayman Islands law matters. Please confirm that the consents you intend to file will include each counsel's consent to these references.

Key Factors Affecting Our Results of Operations
Expansion and diversification of our product offerings, page 76

5. You disclose that you intend to commence a cryptocurrency mining business by the third quarter of 2020. Please describe any material costs incurred to date as part of your preparation to enter this new line of business.
Revenues
Service - Management and Maintenance, page 80

6. You disclose that your mining machine hosting services are primarily provided to buyers of your Bitcoin mining machines. Please expand your disclosure to discuss the material details of hosting services provided to other customers who have not purchased your mining machines. In your response also tell us whether those customers supply their own mining machine or, if true, have the option to lease the Bitcoin mining machines from you. Also, please tell us if the machine hosting services provided with the purchase of a
         Bitcoin mining machine are done under separate contract or are part of the contract to purchase a Bitcoin mining machine.
 Dong Hu
FirstName LastNameDong HuInc.
Ebang International Holdings
Comapany2020
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Results of Operations
Cost of revenues
General and Administrative Expenses, page 82

7. We note in your general and administrative expenses section the material decline in your research and development expenses between the year ended December 31, 2018 and the nine months ended September 30, 2019. While we acknowledge your general disclosures about the adverse effect downward Bitcoin pricing has on your business, it is not entirely clear to us whether this would be a key driver in R&D activity. Please expand your disclosure to include a narrative accompaniment that offers further details regarding material changes in the items presented. Please refer to Item 303 of Regulation S-K and the Commission s Guidance Regarding Management s Discussion and Analysis of
         Financial Condition and Results of Operations, SEC Release No.
33-8350.

Internal Control Over Financial Reporting, page 90

8. We note your remediation plan for the two identified material weaknesses in your internal control over financial reporting. Please disclose your estimated costs to complete the related remediation plan, if material.
Contractual Obligations and Commitments, page 91

9. Please revise the table in this section to set forth your commitments as of the latest fiscal year end balance sheet date. For guidance, see Item 5.F.1 of Form
20-F.
Business
Our Strategies, page 107

10. We note your disclosure that you intend to provide cryptocurrency trading related services. Please elaborate on the types of trading services that you intend to provide.
         Please disclose any governmental regulations, any material risks or challenges related to such services.
Business
After-Sales Services and Warranties, page 115

11. You disclose that you provide warranties on your mining machines. Please tell us your current warranty liability and provide a tabular reconciliation of the changes in your aggregate product warranty liability for the reporting periods, in the notes to your financial statements, to comply with the disclosure requirements of ASC 460-10-50-8(c)
         or explain why the amount of loss cannot be reasonably estimated. Also, we note your disclosure on page 115 that during the warranty period, maintenance and after-sale services are provided by you, which includes technical support, equipment repair and maintenance. Please tell us if you account for the services provided under the warranty as
 Dong Hu
FirstName LastNameDong HuInc.
Ebang International Holdings
Comapany2020
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         a separate performance obligation and if so, how you allocate the transaction price to the product and service. See guidance in ASC 606-10-55-34.
Intellectual Property, page 116

12. We note your reference to licensing agreements in the first paragraph on page 117. Please disclose the scope and term of any material license agreement and file any material license agreements as exhibits to your registration statement. Please also disclose the duration and scope of patents that are material to your business.
Leased Properties, page 118

13. Please disclose when your material leases expire and file any material lease agreements as exhibits to your registration statement.

Related Party Transactions
Private Placements, page 142

14.      We note the information provided on Note 11   Shareholders' equity.
Please revise to
         disclose the consideration the company received in connection with these issuances. With respect to each entity discussed in this section, please expand to disclose the nature of your relationship that would give rise to the entity being considered a related party.
Lock-Up Agreements, page 171

15. Please file the lock-up agreements as exhibits to the registration statement. Refer to Item
         601(b)(10) of Regulation S-K.
Audited Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-4

16. We note from your disclosure in Note 14 that service revenue was greater than 10% of total revenue for the nine months ended 9/30/19. Please revise to separately disclose product and service on face of your statements of operations in accordance with Rule 5-
         03(b) of Regulation S-X.
17. We note your presentation of Value-added tax refund as an offset to operating expenses on the face of your statements of income and comprehensive loss. Please tell us why you believe it is appropriate to present this amount within your loss from operations or alternatively, please revise to disclose the refund below the subtotal for loss from operations.
Revenue Recognition, page F-13

18. We note your disclosure on page 73 of MD&A that the Bitcoin price drop in 2018 also led to your offering of credit sales to certain significant, long-standing customers in China,
 Dong Hu
FirstName LastNameDong HuInc.
Ebang International Holdings
Comapany2020
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         instead of full prepayment before delivery of products. Please expand your revenue recognition disclosure in Note 2 to the financial statements to disclose your payment terms as well as the existence of any significant financing components in accordance with ASC
         606-10-50-12. Also, we note from page 13 that this price drop adversely impacted the ability of your customers who purchased products on credit to make payments and you consider such portion of payment as implicit price concession and retroactively adjusted your revenue based on such subsequent information. Please tell us how you estimate the amount of implicit price concessions when determining variable consideration for these contracts. See guidance in ASC 606-10-32-7. Additionally, please explain to us how you distinguish between price concessions (i.e., reductions of revenue) and customer credit risk relating to collectability (i.e., bad debt expense) that may be known at contract inception when accounting for your credit sales contracts. Cite the accounting guidance on which you base your conclusions.
Notes to consolidated financial statements
Contingencies, page F-26

19. We note your disclosure of a civil action, filed by your customer, in the Hangzhou
         Intermediate People's Court in December 2017 regarding the performance of 500 units of mining machines. You also have disclosed the court's requirement that you were to restrict cash in various amounts. To help us better understand your disclosures tell us what amounts of restricted cash are currently ordered by the courts. In addition, please explain why you are not able to estimate probable losses in light of the damages already awarded by the court.
20. Please revise your disclosures in Note 17 to disclose all amounts in US dollars, your reporting currency. Your disclosure in the Legal Proceedings section on page 119 should be similarly revised.
Exhibits and Financial Statement Schedules, page II-2

21. You disclose on page 92 that you operate primarily in China. In addition, on page F-24, you disclose significant restricted net assets. Please provide Parent-only financial statements pursuant to Rule 5-04 of Regulation S-X or tell us why you are not required to do so.
Exhibits

22. Please update your exhibit index to include employment contracts required by Item
         601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than a "form of" employment agreement. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S-K.
       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Claire Erlanger,
Senior Accountant, at 202-551-3301 if you have questions regarding comments on the financial
 Dong Hu
Ebang International Holdings Inc.
March 12, 2020
Page 6

statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                          Sincerely,
FirstName LastNameDong Hu
                                                          Division of
Corporation Finance
Comapany NameEbang International Holdings Inc.
                                                          Office of
Manufacturing
March 12, 2020 Page 6
cc:       Weiheng Chen, Esq.
FirstName LastName